UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2004

(Commission file No. 1-14228)

Cameco Corporation

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.	Material Change Report dated July 29, 2004	4 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

          Cameco Corporation (“Cameco”)
          2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3

Item 2 — Date of Material Change

          July 28, 2004

Item 3 — News Release

The English versions and the French translation versions of the press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 26, 2004 and July 28, 2004.

Item 4 — Summary of Material Change

The 200 hourly unionized employees at Cameco’s Port Hope conversion facility have rejected the latest contract offer made by Cameco. The previous contract with the hourly employees expired on June 30, 2004. These employees, represented by the United Steelworkers of America, commenced strike action at midnight, Wednesday, July 28, 2004. No further talks are currently scheduled.

Item 5 — Full Description of Material Change

The 200 hourly unionized employees at Cameco’s Port Hope conversion facility have rejected the latest contract settlement offer from Cameco. The previous contract with the hourly employees expired on June 30, 2004. No further talks are currently scheduled.

On Wednesday, July 28, the hourly employees represented by the United Steelworkers of America voted 69% against the new three-year contract and commenced strike action at midnight. Before July 28, 2004, the hourly employees voted to reject a prior contract offer made by Cameco.

The Port Hope conversion facility, closed since mid June for summer maintenance and employee vacations, reopened on Monday, July 26, but no production systems have begun the restart process. Until the issue has been resolved, the shutdown state will be maintained and any additional steps necessary will be taken to ensure the safety of people and the protection of the environment.

Cameco did not plan to begin UF6 production until mid August and UO2 production until mid September. The annual production targets may be impacted by the length of the labour dispute. Cameco has inventory strategically positioned to mitigate the effect of a production shortfall.

The last strike at the Port Hope conversion facility took place in the early 1980s when the facility was owned by Eldorado Nuclear Limited.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

          Not applicable.

Item 7 — Omitted Information

          Not applicable.

Item 8 — Executive Officer

          Gary M.S. Chad
          Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary
          Cameco Corporation
          (306) 956-6303

Item 9 — Date of Report

          July 29, 2004.